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SEC FILE NUMBER
8-26943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bruce A. Lefavi Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2323 S Foothill Drive, Ste 100
(No. and Street)

Salt Lake City	UT	84109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stuart B. Enterline	801-486-9000	senterline@lefavi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA P.C.
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd NE, Ste 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart B. Enterline, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bruce A. Lefavi Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER YURTH
Notary Public State of Utah
My Commission Expires on:
November 21, 2027
Comm. Number: 734221

Signature: ______________________

Title:
CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRUCE A. LEFAVI SECURITIES, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2024
With
Report of Independent Registered
Public Accounting Firm

BRUCE A. LEFAVI SECURITIES, INC.
Table of Contents
December 31, 2024

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bruce A. Lefavi Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bruce A. Lefavi Securities, Inc. (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

March 25, 2025
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2024

ASSETS		
Cash	$	120,803
Accounts receivable		11,637
Prepaid expenses		14,812
Deposit with clearing firm		15,228
Total assets	$	162,480
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	2,655
Due to clearing firm		812
Due to related party		31,168
Total liabilities		34,635
Stockholder's equity		127,845
Total liabilities and stockholder's equity	$	162,480

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024

Revenues:		
Commissions	$	63,560
Mutual Fund Fees		10,732
Interest		126
Total revenues		74,418
Expenses:		
Professional fees		55,592
Compensation and benefits		13,176
Clearing fees		18,106
Technology and communications		1,628
Occupancy		984
Other		42,239
Total expenses		131,725
Net loss	$	(57,307)

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2024

Balance at December 31, 2023, as previously reported	$	175,208
Adjustment to recognize commission revenue in prior year		9,944
Balance at December 31, 2023, as adjusted		185,152
Net loss		(57,307)
Balance at December 31, 2024	$	127,845

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net loss	$	(57,307)
Items which do not impact cash:		
Adjustment to recognize commission revenue in prior year		9,944
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease (increase) in:		
Accounts receivable		(11,637)
Prepaid expenses		(3,161)
Deposit with clearing firm		(113)
Increase (decrease) in:		
Accounts payable and accrued expenses		1,655
Due to clearing firm		(52)
Due to related party		17,908
Net cash used by operating activities		(42,763)
Net decrease in cash		(42,763)
Cash, beginning of year		163,566
Cash, end of year	$	120,803

The accompanying notes are an integral part of these financial statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Bruce A. Lefavi Securities, Inc. (the “Company”) is a securities broker-dealer located in Salt Lake City and is registered with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company’s primary business is the brokerage of insurance and mutual funds for customers located throughout the United States.

Accounts Receivable

Accounts receivable are amounts due from mutual funds and various other investment companies and are unsecured. Accounts receivable are carried at their estimated collectible amounts. No provision for credit losses on accounts receivable exists based on past experience combined with current information from mutual funds and various other investment companies.

Revenue Recognition

Revenue from contracts with customers includes commission and concession income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fulfills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company receives commissions and concessions from its sale of annuities and mutual funds that are paid upfront, over time, upon the investor’s exit from the investment (that is, a contingent deferred sales charge, as applicable), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the investment at future points in time and/or the length of time the investor remains in the investment, both of which

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and/or the investor activities are known, which are usually quarterly or monthly.

Income Taxes

The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to it stockholder and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Use of Estimates

The process of preparing the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 2 – Clearing Agreement

The Company clears certain of its proprietary and customer transactions through another broker-dealer ("clearing firm") on a fully disclosed basis. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit is refundable if, and when, the Company ceases doing business with the clearing firm.

The payable to the clearing broker arises from clearing costs in excess of revenues earned under the clearing agreement.

Note 3 – Related Party Transactions

The Company has an expense sharing agreement with a sister company, Lefavi Wealth Management, Inc. Under the terms of the agreement, amounts paid by the sister company for technology, communications, occupancy, compensation and benefits as well as other administrative costs are allocated to the Company on a monthly basis. During the year ended December 31, 2024, the Company was allocated approximately $17,908 of such expenses which is included within the due to related party on the accompanying statement of financial condition.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if this related party agreement did not exist.

Note 4 – Off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, insurance companies, and other financial institutions. These activities may expose the Company to off balance sheet risk in the event counterparties do not fulfill their obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 5 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including brokerage of insurance and mutual funds. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 6 – Contingencies

The Company is subject to customer claims and litigation in the normal course of business. The Company has no litigation in progress at December 31, 2024.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. On December 31, 2024, the Company had net capital of $101,396, which was $96,396 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.34 to 1.

Note 8 – Concentrations

During 2024, approximately 83% of commissions revenue was earned from two insurance carriers and approximately 97% of mutual fund fees were earned from two fund companies.

Approximately 74% of accounts receivable at December 31, 2024 is due from one insurance carrier.

Note 9 – Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued.

Note 10 – Net Loss

The Company incurred a loss for 2024. The Company's stockholder has represented that he intends to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

BRUCE A. LEFAVI SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2024

Stockholder's equity	$	127,845
Deduction for non-allowable assets		(26,449)
Net capital before haircuts		101,396
Haircuts		-
Net capital	$	101,396
Aggregate indebtedness:		
Total liabilities from Statement of Financial Condition	$	34,635
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	96,396
Ratio of aggregate indebtedness to net capital		0.34 to 1.00

Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31, 2024:

There is no material difference between net capital as reported above and net capital as reported in the Company's Part IIA of Form X-17A-5, as amended, as of December 31, 2024.

<u>BRUCE A. LEFAVI SECURITIES, INC.</u>
<u>SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION</u>
<u>As of December 31, 2024</u>

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

BRUCE A. LEFAVI SECURITIES, INC.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

With respect to the Information Relating to the Possession or Control Requirements under Rule 15c3-3, the Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bruce A. Lefavi Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Bruce A. Lefavi Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bruce A. Lefavi Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Bruce A. Lefavi Securities, Inc. stated that Bruce A. Lefavi Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bruce A. Lefavi Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Bruce A. Lefavi Securities, Inc. also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Bruce A. Lefavi Securities, Inc. limits its other business activities to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Bruce A. Lefavi Securities, Inc. and Bruce A. Lefavi Securities, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Bruce A. Lefavi Securities, Inc.); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bruce A. Lefavi Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934 as well as in Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

March 25, 2025
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

EST 1980
LEFAVI
WEALTH MANAGEMENT

EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2024

Bruce A Lefavi Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(ii)

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2024, without exception

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2} of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Stuart Enterline
Chief Executive Officer
Bruce A Lefavi Securities, Inc.
February 10, 2025